January 30, 2009

BY FACSIMILE

Ms. Jessica Barberich

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	Knight Capital Group, Inc. (“Knight” or “the Company”)

Form 10-K for the year ended December 31, 2007

File No. 0001-14223

VIA EDGAR

Dear Ms. Barberich,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 9, 2008, relating to Knight’s Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

In cases where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ended December 31, 2008. Where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ending March 31, 2009.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page 58

1.	We have reviewed your EITF 99-19 analysis regarding soft dollar and commission recapture expense. You told us that this item includes three components; i) soft dollar expense, ii) correspondent brokerage expense and iii) commission recapture expense. In your soft dollar analysis, you state that you are the primary obligor; however, it does not appear that you are responsible for providing the services desired by the customer that are being paid out of the pool of credits (i.e. research, brokerage and other services). Please provide us with a complete analysis of your soft dollar expense that considers all pertinent factors and addresses each indicator in EITF 99-19. Also, you state in your commission recapture analysis that you rebate a portion of commissions for trades executed through Knight or one of the members of Knight’s correspondent network. Please tell us how you considered EITF 01-9 or EITF 00-22, if applicable, when determining how to account for/present them.

Response:

We confirm that we are not responsible for providing the services that our customers consume with the soft dollar credits that we generate on their behalf. While many of our competitors operate under a business model whereby the majority of the services that are being paid for by the soft dollars are being provided internally by the competitor (i.e., in-house research or other investment related products and services), we have a different business model whereby all services that our customers consume with the soft dollars are provided by third parties.

In our typical soft dollar arrangement, we enter into an agreement with an institutional client’s investment manager whereby we agree to execute trades in exchange for a negotiated commission. We also agree to set aside a pool of soft dollar credits, which typically accrue based upon a negotiated portion of our commissions, which the investment manager can use to pay for third-party research or other approved investment related expenses.

EITF 99-19 provides eight indicators of gross reporting and three indicators of net reporting which we have analyzed as follows:

Indicators of Gross Revenue Reporting

1.	The company is the primary obligor in the arrangement – EITF 99-19 indicates that whether a company (Knight) is responsible for providing the service that the customer desires is a strong indicator of the company’s role in the transaction. On the commission (revenue) side of the equation, Knight, in its role as executing broker, is clearly responsible for providing the service that our client desires – the execution of a trade. As Knight is the primary obligor with respect to the execution of the trade, we believe that it is appropriate for Knight to record the full amount of its commission in revenue.

On the expense side of our soft dollar arrangements, Knight also has an obligation in that it has agreed to make payments to a third party for the services that our client’s investment manager desires. Although we do not actually provide such services, we believe that we are nonetheless the obligor as we have agreed to make such payments. Moreover, in many cases we are a party to a legally binding contract with the third party provider so that we are required to make payments to such provider even if our client ceases to do business with us (and thereby generate soft dollars). For example, Bloomberg, a large provider of information services to the investment community, requires that Knight be a legal obligor to any agreement requested by one of our clients that is paid by Knight pursuant to a soft dollar arrangement.

Note that the third-party aspect of our soft dollar business model differs from many of our competitors who provide access to in-house products or services (e.g., research, data, etc.) to their soft dollar clients and therefore such competitors do not incur third party liabilities for the services that are provided.

2.	The company has general inventory risk (before customer order is placed or upon customer return) – We do not believe that this factor is relevant as we are providing services and not a product.

3.	The company has latitude in establishing price – Knight has latitude in negotiating both the commissions that it charges to its customers as well as the rates under which the soft dollar credits are calculated. As such, Knight has latitude in establishing both the rates that affect our revenue and the rates that determine our soft dollar expense.

Although Knight does not establish the prices of the services that are paid for with the soft dollar credits, we do not believe this is a relevant factor in this analysis as such prices do not have any bearing upon the determination of our soft dollar expenses. Since the soft dollar credits are determined based upon our clients’ commission activity and negotiated commission and soft dollar rates, whether our clients choose to use the available credits for “expensive” services or “cheap” services does not affect the amount of soft dollar expense that we record (although it might affect how quickly such credits are spent by our client’s investment manager).

4.	The company changes the product or performs part of the service – Knight is the provider of the trade execution services under the soft dollar arrangements and as such we believe that it is appropriate to record the commission revenue that we earn on a gross basis.

5.	The company has discretion in supplier selection – Knight is the “supplier” on the revenue side of the soft dollar arrangements as we are executing the trades for which we earn commission revenue. Knight does not have discretion on the expense side, however, as we make payments to third parties based upon direction from our client’s investment manager.

6.	The company is involved in the determination of product or service specifications – Knight has full responsibility for determining how our customers’ trades are executed (speed, execution quality, etc.). Similar to point 5 above, we do not have any responsibility for determining the products or services that are paid for with the soft dollar credits.

7.	The company has physical loss inventory risk (after customer order or during shipping) – We do not believe that this factor is relevant as we are providing services and not a product.

8.	The company has credit risk – Knight maintains credit risk on both the revenue and expense side of the soft dollar arrangements. On the revenue side, Knight, as executing broker, is at risk on trades where our client fails to settle. On the expense side, Knight regularly pays out to third party providers’ soft dollar credits ahead of such credits being earned by our clients. While our clients typically catch up over time so that the credits that are paid out on their behalf do not ultimately exceed the credits that they have generated, until such time Knight is exposed to credit risk related to our clients. If a client ceases trading with Knight before such deficits are made up, then Knight is at risk of loss for the excess credits that it has already paid to third party providers.

Indicators of Net Revenue Reporting

1.	The supplier (not the company) is the primary obligor in the arrangement – As discussed above, we believe that Knight is the primary obligor with respect to the commission revenue that it earns on the soft dollar arrangements as we have responsibility for executing the trades that generate such commissions.

2.	The amount the company earns is fixed – The amount that Knight earns with respect to its soft dollar arrangements is not fixed as it varies based upon the commission rates and the soft dollar rates that Knight negotiates with its clients.

3.	The supplier (and not the company) has credit risk – As discussed above, Knight maintains the credit risk with respect to both the revenue that we earn and the expenses that we pay under our soft dollar arrangements.

The Task Force reached a consensus that none of the indicators should be considered presumptive or determinative; however, the relative strength of each indictor should be considered. Although Knight does not meet all of the indicators of gross reporting under EITF 99-19, we believe that our ability to set pricing, our obligation to provide the brokerage services to our customers and our ownership of credit risk support our position that the commission revenues should be reported on a gross basis.

Based upon your comment, we analyzed our commission recapture payments pursuant to the guidance provided in EITF 01-9 and EITF 00-22. After considering this guidance, we believe that it would be appropriate for us to present such payments on a net basis in our consolidated financial statements. We therefore propose that beginning with our annual filing on Form 10-K for the year ended December 31, 2008 we report commissions associated with this activity net of the associated commission recapture payments instead of reporting such amounts on a gross basis.

Since this revision would result in a reduction of our reported Commissions and fees and Total revenues of approximately $11.5 million and $17.2 million for 2007 and 2006, respectively, with an equal and offsetting reduction in Soft dollar and commission recapture expense, we also propose that we disclose and explain such revision in a footnote to our financial statements. We also recorded commission recapture payments of approximately $7.8 million for the nine months ended September 30, 2008 and approximately $1.9 million for the three months ended December 31, 2008, which has not yet been reported to the public in any SEC filing.

We analyzed the effect of our proposed revision under SEC Staff Accounting Bulletins 99 and 108 for all periods during 2006 and 2007 and for the period ended September 31, 2008 and have concluded that the proposed revision is not material to our previously issued financial statements or any components thereof. We also considered whether it is probable that the judgment of a reasonable person relying upon our financial statements would be changed or influenced by this revision. Given that this revision would have no effect on net income and only a minor effect on our reported Commissions and fees and Total revenues (less than 5% for each quarter in such years) and that our proposed disclosure would clearly disclose the amount of the revision, we do not believe that such revision would be considered material We do not believe that the changes to any individual line items of our Consolidated Statements of Operations as a result of this revision would have any influence on the judgment of any reader of our consolidated financial statements.

2.	We note that you have presented “Payments for order flow and ECN rebates” on a separate line item on the face of your statement of operations. Please tell us how you considered EITF 01-9 or EITF 00-22, if applicable, when determining how to present this amount.

Response:

Payment for order flow is a common securities industry practice whereby a market maker, such as Knight, provides a monetary incentive for retail brokers to route their orders to the market maker for execution. ECN rebates refers to payments made to a counterparty, in the ordinary course of business, by a company operating an electronic communication network (ECN) in exchange for providing liquidity to the ECN platform. Two of Knight’s broker-dealer subsidiaries have established a system to provide variable payments to firms in return for these firms sending their order flow to Knight, while Knight’s former wholly-owned subsidiary, Direct Edge ECN, incurred ECN rebates1.

Although Payment for order flow and ECN rebates both entail payments by Knight to third parties, the revenue streams associated with these expenses differ somewhat. Payment for order flow is associated with revenues that we earn in our market making business.

[1]	Direct Edge is no longer a wholly-owned subsidiary of Knight, but is now recorded as a strategic investment. See reports filed on Form 8-K on July 18, 2007, October 3, 2007 and December 29, 2008 for a description of the transactions.

The revenues from our market making business are reported as Net trading revenue and are not earned directly from, nor paid to Knight, by the client who is receiving the payments for order flow. We earn our revenues in this business by acting as principal to trades which we execute with the order flow associated with the payments for order flow as well as with principal trades with other Knight customers or third parties. As we do not charge our customers for the service we are providing them (execution of their trades), payment for order flow is not a traditional rebate situation where a company might rebate a portion of a fee or commission paid by a customer. It does not cost the client anything to send us their order flow; they (in general) are earning their revenues from commissions charged to their clients. As the customer is not paying Knight to execute their orders, there is no “selling price” for this service.

In the case of ECN rebates, the associated revenue stream is the execution fees that we earn from other Knight customers whom we charge a fee for the trade execution (which is included in Commissions and fees on our Statements of Operations). In this ECN model, we basically have two separate customers and two separate transactions – one customer is providing liquidity by offering to enter into securities trades and who is being paid an ECN rebate by Direct Edge, and another customer who is “taking” that liquidity by seeking an execution of a particular trade and is therefore charged an execution fee by Direct Edge. As is the case in our market making business, Direct Edge acts as a principal on the relevant side of each of the two ECN transactions.

We considered EITF 01-9 when determining how to report our Payment for order flow and ECN rebate expense. Issue 1 of this statement relates to a vendor providing a customer with sales incentives or other consideration and whether this consideration should be characterized as a reduction to revenue or as an expense. It then lays out two conditions, which, if met, require that the revenue and expense be shown on a gross basis. These two conditions are as follows:

•

The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

•

The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Although we receive a benefit in exchange for payments for order flow and ECN rebates, we do not believe that the accounting model prescribed by EITF 01-09 is applicable as these payments are not sales incentives that are being paid to customers as they are not directly linked to a sales transaction. While we make payments for order flow and ECN rebates as an incentive for our customers to send us their order flow, such order flow is not a “sale” as it is separate and distinct from our ability to profitably trade such orders or, in the case of Direct Edge, its ability to match such orders against other orders.

Nevertheless, if we were to try to apply the guidance in EITF 01-09, we believe that our ability to earn a trading profit in the case of our market making activities or to earn an execution fee in the case of the ECN, would be identifiable benefits. Both of these identifiable benefits occur when the order flow received from the client is traded with (or matched up with) another client’s or third party’s product (share of stock). As the act of a customer sending us their order flow is separate and distinct from our ability to profitably trade or match that order flow, we believe that the identified benefit is sufficiently separable from the recipient’s purchase of the vendor’s products.

As our revenue for both our market making and former ECN businesses meet both of the above noted conditions, we believe it is appropriate to include Payments for Order Flow and ECN rebates within the Transaction-based expenses section of the Statement of Operations rather than netted within the Revenue section.

We do not believe that EITF 00-22 (Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future) is applicable in that our costs for payment for order flow and ECN rebates do not fall within the definition of loyalty programs described in paragraph 3. While brand loyalty may be a factor in a customer sending us order flow, our customers are required by regulation to consider several “best execution” factors in determining whether to send us order flow.

3.	We note your response to prior comment 2. We also note your disclosure on page 5 that you only have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment, and that this investment income is included in your Corporate segment. Furthermore, your disclosure on page 48 states that some of your investments relate to deferred compensation plans for the benefit of your employees and directors. In this regard, please further explain to us why you believe that all of your investment income should be included in revenues since revenues are earned from activities that constitute an entity’s ongoing major or central operations. Please specifically tell us your basis in accounting for your presentation of investment income within revenues.

Response:

While our disclosure currently states that “We have two operating business segments, Asset Management and Global Markets, as well as a Corporate segment,” our intent was not to imply that our Corporate segment is not an important part of our operations, but rather to focus the reader’s attention on our core business segments, Asset Management and Global Markets. These two core business segments are more complex and, for the readers of our financial statements, more critical in understanding the drivers of our businesses and performance. Our Corporate segment, however, engages in business activities from which we earn revenues and incur expenses, has its operating results regularly reviewed by our CEO (chief operating decision maker) to make decisions about allocating resources and in assessing performance, and is run and monitored with the same controls and procedures as our Asset Management and Global Markets segments. We intend to emphasize these facts going forward. To avoid confusion, in our future filings, we plan to state that “We have three operating segments, Asset Management, Global Markets and Corporate.” We will then disclose the activities of the Corporate segment in a manner similar to our other two operating segments.

In addition to the general oversight and management of the Company as well as the activities involved in running a public company, our Corporate segment’s major activity is to research, monitor and, where we see opportunity, invest in other financial services-related businesses. Our Corporate segment also includes all corporate overhead expenses as well as the investment income that we earn on our strategic investments and our corporate investment as a limited partner or non-managing member in the Deephaven Funds. The businesses that we invest in are closely related to our other operating segments, and thus we believe that their activities are part of our ongoing operations. As with any investment, one of the Corporate segment’s goals of making these strategic investments is to earn returns. The returns include our share of the operating income or loss generated by these investments, which are generally recorded under the equity method of accounting; the change in fair value of our corporate investment in the Deephaven Funds; and gains or losses upon the liquidation or sale of these investments. These returns are included with our other operating revenues within Investment income and other on the Consolidated Statements of Operations.

As noted on page 48 of our 2007 Form 10-K, some of our investments relate to deferred compensation plans for the benefit of our employees and directors. In such circumstances, Knight will purchase securities to hedge our liability to our employees pursuant to these plans. The carrying amount of these investments is broken out on the face of our Statements of Financial Condition within the line Deferred Compensation Investments. Any income or loss related to these investments is included within Investment income and other on the Statements of Operations, with an equal and offsetting amount included in Employee compensation and benefits. As this income or loss is from investments similar to those described in the previous paragraph and has an offsetting amount that affects our employee compensation line, we believe it is appropriate and consistent to also include the amount within our revenue section.

While disclosure of this type of income varies across our industry, we believe that the line item Investment income and other within the revenue section of our Statements of Operations is the proper place to record the revenues from our Corporate segment as these revenues are part of our ongoing business activities and are an integral part of our day-to-day monitoring of the company as a whole.

Note 10- Direct Edge ECN, Page 72

4.	Your response to prior comment 4 indicates that you did not provide details relating to the number of units issued, the price per unit or the total amount of consideration received as you do not consider that information to be material to the readers of your financial statements. However, this information is specifically required by SAB Topic 5-H. In future filings including any amendments, please disclose all of the information required by SAB Topic 5-H including the number of units issued, the price per unit, the total amount of consideration received, your percentage ownership before and after the transaction, and your accounting policy for such transactions. Furthermore, please disclose in future filings your current ownership percentage in Direct Edge in accordance with paragraph 20 of APB 18.

Response:

In our future filings we will disclose all of the information required by SAB Topic 5-H including the number of units issued, the price per unit, the total amount of consideration received, our percentage ownership before and after the transaction, and our accounting policy for such transactions. In future filings we will also disclose our current ownership percentage in Direct Edge in accordance with paragraph 20 of APB 18.

Please see Exhibit 1 for our proposed disclosure to be included in our Annual Report on Form 10-K for the year ended December 31, 2008. Note that this also includes disclosure relating to the December 23, 2008 transaction between Direct Edge Holdings and the International Securities Exchange which was described in a Current Report on Form 8-K that Knight filed on December 29, 2008.

Note 24 – Subsequent Events, page 82

5.	We note your responses to comments 5 and 6. You state that Deephaven Capital Management Holdings LLC is similar to a limited partnership and that you do not believe that it is a variable interest entity. In this regard, please provide us with a full analysis under EITF 04-5. Confirm to us if you are the managing member and discuss the rights of the Deephaven Partners in detail.

Response:

Paragraph 3 of EITF 04-5 indicates that the scope of that guidance is limited to limited partnerships and limited liability companies with governing provisions that are the functional equivalent of a limited partnership. Although we believe that Deephaven Holdings should be viewed similarly to a partnership, we believe that from a governance standpoint it is akin to a general partnership, and not a limited partnership. Since all of Deephaven Holdings’ members jointly share in the management of the entity (and none are passive as would be the case in a limited partnership), we do not believe that Deephaven Holdings operates under governance provisions that are the functional equivalent of a limited partnership, and therefore do not believe that EITF 04-5 is applicable to the Deephaven Transaction.

Please see Exhibit 2 for an analysis of the governance provisions of Deephaven Holdings and the rights of both the Deephaven Partners and Knight. Please also note that Deephaven Holdings is managed by a Board of Managers; since both Knight and the Deephaven Managers participate in the management of Deephaven Holdings via their respective representation on the Board of Managers of Deephaven Holdings, Deephaven Holdings does not have a managing member.

Please also see the Limited Liability Company Agreement of Deephaven Capital Management Holdings LLC (“the LLC Agreement”) which was attached to the Current Report on Form 8-K filed on February 7, 2008 with respect to the Deephaven Transaction.

6.

We note your response to comment 6 and your analysis under FIN 46(R). You note that the investor who has disproportionately fewer voting rights is Deephaven Partners. Please tell us how you determined this and quantify and compare the voting interests and economic interests of both members of the LLC. Please discuss the capital accounts of both members and how profits and losses are shared. Please also provide a more complete analysis of which investor you believe that substantially all of the entity’s activities either involve or are conducted on behalf of.

Response:

Share Ownership and Voting Rights

As noted and summarized in Exhibit 2, Deephaven Holdings has the authority to issue one hundred (100) Shares, all of which are identical in all respects. Upon formation of Deephaven Holdings on February 1, 2008, forty-nine (49) Shares were issued to Deephaven Partners and fifty-one (51) Shares were issued to Knight.

Except as set forth in the LLC Agreement or as reserved under Delaware law to the Members, Deephaven Holdings’ business is managed through a Board of Managers which consists of seven (7) Managers, with Deephaven Partners appointing three Managers and Knight appointing four Managers with each Manager being entitled to one vote on all matters before the Board of Managers.

Since Deephaven Partners has the right to appoint three of the current seven Managers (43%) and Knight has the right to appoint the other four of the current seven Managers (57%), and all Managers are entitled to one vote on all matters before the Board of Managers, Deephaven Partners has disproportionately fewer voting rights than Knight in Deephaven Holdings with respect to matters decided by the Board of Managers. We do not believe that these voting rights are significantly disproportional to share ownership as Knight, with the right to appoint four of the seven Managers, also owns a majority of the outstanding Shares.

If a Change of Control of Knight Capital Group, Inc. were to occur prior to December 31, 2012, Deephaven Partners has the option to acquire two shares from Knight so that forty-nine Shares would be owned by Knight and fifty-one Shares would be owned by Deephaven Partners. In such a case, the Board of Managers would be reduced to five with Knight appointing two and Deephaven Partners appointing three. As no change in control has occurred, we do not believe that these provisions are currently relevant to our analysis.

Capital Accounts

Pursuant to Section 2.02 of the LLC Agreement, upon formation of Deephaven Holdings, Knight contributed all of its interests in Deephaven Capital Management LLC (“DCM”) to Deephaven Holdings and Deephaven Partners contributed $1.0 million in cash. Knight’s capital account was credited with an amount equal to the fair market value of DCM, which was determined to be $140 million, and Deephaven Partners’ capital account was credited with an amount equal to its $1.0 million cash contribution. Of the $141.0 million of capital at risk as of the formation date, Knight had $140.0 million at risk and Deephaven Partners had $1.0 million at risk.

Profit and Loss Allocation

Pursuant to Section 5.02 of the LLC Agreement, Net Losses (as defined) are generally allocated:

(a) first, to Knight and the Deephaven Partners pro rata based upon each Member’s Undistributed Cumulative Net Income;

(b) second, to Knight and the Deephaven Partners pro rata (based upon their positive Capital Account balances) until their Capital Account balances have been reduced to zero; and

(c) thereafter, to Knight and the Deephaven Partners in the same manner as Net Income would be allocated to them pursuant to the LLC Agreement

Pursuant to Section 5.01 of the LLC Agreement, Net Income (as defined) is generally allocated:

(a) first, to Knight and the Deephaven Partners in the reverse chronological order and in the amounts in which Net Losses were allocated to them pursuant to Section 5.02; and

(b) thereafter, (x) with respect to the first $60 million of Net Income for the relevant fiscal year, 50% to Knight and 50% to the Deephaven Partners and (y) with respect to any additional Net Income for such fiscal year, 25% to Knight and 75% to the Deephaven Partners.

Pursuant to Section 5.04 of the LLC Agreement a loss on sale of Deephaven Holdings is generally allocated among the Members:

(a) first, to Knight and the Deephaven Partners pro rata based upon each Member’s Undistributed Cumulative Net Income;

(d) second, pro rata based upon their positive Capital Account Balances; and

(e) thereafter, to Knight.

Pursuant to Section 5.03 of the LLC agreement, a gain on sale of Deephaven Holdings is generally allocated among the Members:

(a) first, to Knight and to the Deephaven Partners proportionately in an amount equal to the Unrecovered Capital Contributions made by each party;

(b) second, to Knight in an amount equal to the excess, if any, of the Effective Date Fair Market Value over Knight’s Capital Account Balance immediately prior to the time of the sale, exchange or other disposition (prior to making any adjustments as a result of any changes to the Gross Asset Value of any asset);

(f) third, to the Deephaven Partners in an amount equal to the Effective Date Fair Market Value minus $2.0 million; and

(g) thereafter, to Knight and the Deephaven Partners in proportion to their respective Average Profit Percentages, which is defined as the relative percentages of the cumulative aggregate Net Income allocated to each of Knight and the Deephaven Partners for the preceding three full fiscal years.

FIN 46(R) Analysis

We took the above share ownership, voting rights, capital accounts and profit and loss sharing into consideration in performing our FIN 46(R) analysis and in reaching our conclusion that Deephaven Partners is a voting interest entity and not a variable interest entity (“VIE”).

Given that the voting interests of the two members of Deephaven Holdings (four of seven managers appointed by Knight and three of seven managers appointed by Deephaven Partners) are not in proportion to the obligation of the members to absorb expected losses (which are heavily weighted to Knight based upon its much greater capital account balance), and the rights to receive expected residual returns (summarized above), we concluded that the characteristic described in section (i) of paragraph 5(c) of FIN 46(R) was likely met. The test under paragraph 5(c) is a two-part test, however, and in order to meet this test, the condition described in section (ii) of paragraph 5(c) must also be met.

The condition in section (ii) of paragraph 5(c) requires that substantially all of the entity’s activities either involve or be conducted on behalf of an investor who has disproportionately fewer voting rights. Since Deephaven Partners has disproportionately fewer voting rights than Knight, we analyzed whether “substantially all” of Deephaven Holding’s activities are conducted on behalf of Deephaven Partners.

FIN 46(R) does not define “substantially all” and there are no bright-line tests to determine whether the above-described profit and loss allocations to Deephaven Partners would be considered “substantially all”. We therefore reviewed several indicators that we believe may indicate whether substantially all of the activities of the entity either involve or are conducted on behalf of the investor who has proportionately fewer voting rights (Deephaven Partners) including:

•	whether the economics (e.g., capital at risk, participation in profits, etc.) are heavily skewed toward Deephaven Partners,

•	whether Deephaven Partners is obligated to provide the majority of any additional capital contributions that may be necessary to cover operating shortfalls,

•

whether the principal purpose of the entity (Deephaven Holdings) is to conduct a business that is more closely related to a significant business operation of Deephaven Partners and only broadly similar to activities of the other participant (Knight), and

•	whether a majority of the entity’s activities involve providing financing (e.g., loans or leases) to the reporting enterprise’s customers.

Based upon our analysis, we concluded that substantially all of Deephaven Holdings’ activities will not either involve or be conducted on behalf of Deephaven Partners, with the most significant factors being the requirement that the overwhelming majority of expected net income be split on a 50/50 basis by the members and that net losses be allocated based upon relative capital account balances (with, as of formation, Knight having an initial capital account balance ($140 million) vastly exceeding that of Deephaven Partners ($1 million)).

We therefore concluded that the characteristic of paragraph 5(c)(ii) of FIN 46(R) is not met and the equity investors as a group will not be considered to meet the condition described in paragraph (b)(1) of FIN 46(R).

Since none of the other VIE criteria are met (see our prior response letter to the Staff dated October 31, 2008), we concluded that Deephaven Holdings should not be considered to be a VIE; as such, we believe that Deephaven Holdings should be viewed as a voting interest entity for consolidation purposes and that it is appropriate for Knight to consolidate Deephaven Holdings as long as Knight continues to control the majority of the voting interests of Deephaven Holdings.

7.	You disclose on page 27 of your form 10-Q for the quarter ended September 30, 2008 that minority interest expense of $4.3 million recorded for the nine months ended September 30, 2008 represents the accrual for the one-time 2008 minimum distribution to the Deephaven Managers pursuant to the New LLC Agreement. Please tell us the terms of this distribution including if it was contingent upon the achievement of any conditions and what the minimum guaranteed amount is. Please tell us what considerations you gave to this one-time distribution when determining the “equity at risk” in your FIN 46(R) analysis. Please see paragraph 5(a)(3) of FIN 46(R) for reference.

Response:

The 2008 minimum distributions are not contingent upon the achievement of any conditions.

At the time that we prepared our FIN 46(R) analysis, we did not take the one-time 2008 minimum distributions into account. At such time we were not able to determine how these distributions, if any, would be calculated since the annual minimums would only become relevant if, and only to the extent, that the required annual minimum distribution amounts (calculated based on the formula described below) exceeded the distributions that were due to the Deephaven Managers under their profitability-based distributions and the other bonus pools.

Section 4.01(d) of the LLC Agreement provides that solely with respect to the first calendar year of Deephaven Holdings (the “First Fiscal Year”), Deephaven Partners shall receive a minimum distribution equal to the aggregate annual compensation that the Deephaven Managers would have received had Deephaven Holdings not been formed and had the Deephaven Managers remained employees under the terms of their respective employment agreements as in effect prior to the formation of Deephaven Holdings. Since Deephaven Holdings was formed on February 1, 2008, that First Fiscal Year for purposes of the minimum distributions is the eleven month period that ended December 31, 2008.

Prior to the formation of Deephaven Holdings, the Deephaven Managers were compensated under employment agreements entered into in December 2006 (the “2006 Employment Agreements”). The 2006 Employment Agreements called for annual compensation that generally consisted of

(i) a base salary;

(ii) awards from certain other bonus pools that DCM maintained and which were generally based upon the investment returns and level of assets under management of certain funds managed by DCM, and

(iii) annual incentive compensation consisting of an interest in a profitability-based bonus pool maintained for the Deephaven Managers that was calculated as 50% of the first $60 million of DCM annual pre-tax earnings and 75% of annual pre-tax earnings thereafter (the “Deephaven Manager Pool”).

Under the 2006 Employment Agreements, each Deephaven Manager also had a minimum annual compensation guarantee, which ensured that each of the Managers received total annual compensation (inclusive of base salary, awards under the Deephaven Manager Pool and awards under other bonus pools) of no less than $4.5 to $5.0 million (the exact amount varied by individual).

Since, following the formation of Deephaven Holdings, the Deephaven Managers continue to receive base salaries and are entitled to participate in certain bonus pools, the minimum first year guaranteed distribution only becomes an obligation to the extent that the aggregate of such salaries and bonuses are less than the annual minimum compensation guarantees for each Deephaven Manager under their former 2006 Employment Agreements.

For the nine months ended September 30, 2008 Knight recorded a liability of $4.3 million for the 2008 minimum annual distribution, which represented the estimated required 2008 distribution to Deephaven Partners for the period from February 1, 2008 through September 30, 2008 pursuant to the above provisions relating to minimum distributions for the first fiscal year.

As DCM had recorded operating losses for the eight month period ended September 30, 2008, the Deephaven Managers would not be entitled to any amounts under the Deephaven Manager Pool (which no longer exists but is one of the benchmarks for determining the amount of the minimum guaranteed first year distributions). The recorded liability as of such date for the first fiscal year distributions was therefore calculated based upon the annual minimum compensation guarantee for each Deephaven Manager under the 2006 Employment Agreement (which, again, no longer exist but are one of the benchmarks for determining the amount of the minimum guaranteed first year distributions) less the awards that each Deephaven Manager was expected, based on performance to that date, to receive from other DCM bonus pools which survived the formation of Deephaven Holdings.

8.	We note that you did not provide us with your basis of accounting for the Deephaven transaction. Please cite the accounting guidance that supports your accounting treatment. Furthermore, please tell us the terms of the employment agreements that were terminated as a result of the transaction including whether the agreements were cancelable and the length of the agreements. Also please tell us how you determined the economics of the profit sharing between your company and the Deephaven Partners remained essentially unchanged; please discuss any estimates of future cash flows that you performed, if applicable.

Response:

Employment Agreements

The 2006 Employment Agreements became effective on January 1, 2007, had three-year terms and included a right of renewal by the Deephaven Managers through 2012 under certain circumstances.

Under the terms of the 2006 Employment Agreements, Knight generally had the right to terminate any Deephaven Manager for “Cause” (as defined in each agreement) or if DCM’s assets under management fell below a specified level. Each of the Deephaven Managers also had the ability to voluntarily terminate their employment with DCM. In each of these circumstances, Knight would not be responsible for paying any further compensation following such termination date. If Knight terminated any of the Deephaven Managers other than for “Cause”, the terminated Deephaven Manager would be entitled to his above described compensation through the end of the term of his employment contract.

Upon the formation of Deephaven Holdings, each of the 2006 Employment Agreements was automatically replaced with a new employment agreement (“New Employment Agreements”) which provides each Deephaven Manager with annual compensation and benefits similar to their 2006 Employment Agreements except that they are no longer entitled to awards under the Deephaven Manager Pool (which no longer exists effective February 1, 2008) and, except for the First Fiscal Year distributions as described above, no minimum annual guarantees.

As described in our response to comment 6 above, the Deephaven Managers (through their ownership interests in Deephaven Partners) are instead entitled to an annual allocation (and distribution) of net income from Deephaven Holdings which is calculated based on a similar formula as the Deephaven Manager Pool. Since this profit distribution right is based upon substantially the same terms as the prior Deephaven Manager Pool, and because the other terms of the New Employment Agreements are similar to the 2006 Employment Agreements, we believe that the economics of the profit sharing between Knight and the Deephaven Partners remained largely unchanged as a result of the Deephaven Transaction.

The compensation of the Deephaven Managers before and after the Deephaven Transaction can be summarized as follows:

	Before Deephaven Transaction	After Deephaven Transaction
Compensation Element
Base salary	Yes	Yes - same as before

Awards from bonus pools that are generally based upon investment returns and assets under management	Yes	Yes - same as before

Awards from Deephaven Manager Pool	50% of 1st $60 million pre-tax income; 75% thereafter	No

Profits interest in Deephaven Holdings	No	50% of 1st $60 million pre-tax income; 75% thereafter

Annual guaranteed minimum compensation	Yes - 2007, 2008 and 2009	Yes - Initial year (2008) only

Basis of Accounting

Upon the formation of Deephaven Holdings we considered whether the issuance of 49 Shares of Deephaven Holdings in exchange for a contribution of $1.0 million by Deephaven Partners could be considered to be a compensatory event, which would require the recognition of compensation expense by DCM or Knight. We concluded that the compensatory value of this exchange, if any, would be de minimis and not require any recognition of compensation expense based upon the following:

1.	The economics of the profit sharing between Knight and the Deephaven Partners remains essentially unchanged as a result of the Deephaven Transaction as the Deephaven Managers (through Deephaven Partners) are entitled to substantially the same annual compensation following the Deephaven Transaction as they were prior to the transaction (see chart above).

2.

There was no compensatory shift in ownership as a result of the Deephaven Transaction. The value of Deephaven Partners’ capital interest in Deephaven Holdings is initially equal to its $1.0 million cash capital contribution. As noted in our response to comment 6 above, Knight’s capital account was established at $140.0 million, which was equal to the estimated fair market value of DCM at that time. Although the Deephaven Managers (through Deephaven Partners) could theoretically share in future appreciation in the value of Deephaven Holdings following the Deephaven Transaction, we believe that this only provided a de minimis value as management has no intention of selling this business. If Deephaven Holdings had been sold or liquidated (at an assumed value equal to the fair market value of DCM plus the $1.0 million of cash contributed by Deephaven Partners) immediately following formation, the Deephaven Managers (through Deephaven Partners) would not be entitled to any proceeds in excess of their $1 million contribution.

3.	Upon completion of the Deephaven Transaction, the Deephaven Managers surrendered the final two years of the initial terms of their 2006 Employment Agreements. Although their overall annual compensation following the Deephaven Transaction would in most cases be equal to what they would have otherwise received under their 2006 Employment Agreements, the 2006 Employment Agreements included minimum compensation guarantees for 2009 which the Deephaven Managers surrendered as a result of the termination of those employment agreements.

In concluding that the economics of the profit sharing between Knight and the Deephaven Managers would remain essentially unchanged, we prepared future cash flow models which assumed various levels of profitability for DCM and Deephaven Holdings. Since the profitability-based bonuses for the Deephaven Managers that existed under the 2006 Employment Agreements (i.e., the Deephaven Manager Pool) were calculated in a manner that is substantially identical to the annual net income allocation to Deephaven Partners under the LLC Agreement, there were no material differences in such models in the annual compensation that would have been paid to the Deephaven Managers under their 2006 Employment Agreements and the total amounts of distributions that the Deephaven Managers (through Deephaven Partners) would be entitled to receive annually under the New Employment Agreements and the LLC Agreement.

Based upon your comment, we also reviewed this transaction under FAS 123(R) to determine whether it would be appropriate for Knight to recognize any compensation expense under that accounting model. Based upon the above factors, we determined that the LLC interests granted to Deephaven Partners had at most a de minimis value above the $1 million cash that Deephaven Partners contributed to Deephaven Holdings upon formation. We therefore concluded that the compensatory value of this exchange was also de minimus and, as such, it was not appropriate to recognize any compensation expense under SFAS 123(R). We did consider that, as a result of the Deephaven Transaction, the Deephaven Managers could potentially participate in the increased value of Deephaven Holdings recognized in a future sale of the business. However, since Deephaven Managers’ participation only occurs to the extent that there is any appreciation of the business beyond the initial $140.0 million fair market value of DCM as of the date of the Deephaven Transaction, and since Deephaven Partners is actually putting $1.0 million of its capital at risk as a result of the Deephaven Transaction, we did not believe that this created any compensatory value to Deephaven Partners.

* * *

Please contact me at (201) 222-9400 or (201) 557-8015 (fax) with any further questions or comments.

Sincerely,

/s/ Steven Bisgay

Senior Managing Director and Chief Financial Officer

Exhibit 1

Proposed Disclosure for 2008 Form 10-K

Direct Edge ECN

As a result of Direct Edge Holdings’ issuance of equity interest to Citadel, the Company recognized, pursuant to SEC Staff Accounting Bulletin Topic 5-H, a pre-tax non-operating gain from subsidiary stock issuance of $8.8 million in the third quarter of 2007. The Company also realized a pre-tax gain of $4.2 million from the sale of a portion of its interest in Direct Edge Holdings to The Goldman Sachs Group, Inc., which is included in Investment income and other, net for the year ended December 31, 2007.

Following the close of business on July 23, 2007, Direct Edge Holdings issued 1.33 million LLC units and a warrant to purchase an additional 1.9 million LLC units for $20 million (the “Warrant”) to Citadel in exchange for cash of $11.7 million. On September 28, 2007 (“the Deconsolidation Date”), Direct Edge Holdings issued an additional 1.9 million LLC units to Citadel in exchange for $20 million cash upon exercise of the Warrant. Immediately following the September 28, 2007 issuance to Citadel, the Company and Citadel sold a portion of their equity interests (1.2 million units and 1.0 million units, respectively) to Goldman Sachs for $12.75 million and $10.5 million cash, respectively.

As a result of these transactions, Knight, through one of its non-broker-dealer subsidiaries, owned 38% of the LLC units of Direct Edge Holdings. Since Knight no longer controlled Direct Edge, as of the Deconsolidation Date it was no longer a consolidated subsidiary. Knight accounts for its investment in Direct Edge under the equity method following the Deconsolidation Date, and such investment is included in Strategic investments on the December 31, 2007 and 2008 Consolidated Statements of Financial Condition.

On December 23, 2008, Direct Edge Holdings and the International Securities Exchange Holdings, Inc. (“ISE”) completed a transaction through which the ISE Stock Exchange became a wholly owned subsidiary of Direct Edge Holdings and the ISE gained a significant equity stake in Direct Edge Holdings. In conjunction with the closing of this transaction, the Company sold approximately 0.9 million of its 2.8 million Direct Edge Holdings units and its interest in the ISE Stock Exchange to the ISE for cash of $47.5 million and recognized a pre-tax gain, which is subject to adjustment pending finalization of Direct Edge Holding’s purchase accounting, of $51.6 of which $35.7 million is included in Investment income and other, net and $15.9 million is reported as Non-operating gain from subsidiary stock issuance. As a result of these transactions, the Company, through one of its non-broker-dealer subsidiaries, reduced its interest in Direct Edge Holdings from approximately 38% to 19.9%.

As Direct Edge was a subsidiary of the Company prior to the Deconsolidation Date, the results of its operations through the Deconsolidation Date are included in the Consolidated Statements of Operations for all periods presented. The Company recorded a minority interest benefit of $337,000 which represents Citadel’s minority interest share of Direct Edge’s pre-tax losses for the period July 24, 2007 through the Deconsolidation Date. This amount has been included within Other expenses on the Consolidated

Statements of Operations for this period. For periods following the Deconsolidation Date, the Company’s share of Direct Edge’s income and losses are included in Investment income and other, net on the Consolidated Statements of Operations.

Exhibit 2

Deephaven Capital Management Holdings LLC

Summary of Governance Rights

Set forth below is a summary of the governance provisions set forth in Limited Liability Company Agreement of Deephaven Capital Management Holdings LLC (“Deephaven Holdings”), dated February 1, 2008, among Knight Capital Group, Inc., KFP Holdings I LLC (together with Knight Capital Group, Inc., “Knight”), Deephaven Managing Partners, LLC, (“Deephaven Partners”), Colin Smith, Shailesh Vasundhra and Matthew Nunn (the “LLC Agreement”). Capitalized terms used but not ascribed a meaning herein shall have the meaning set forth in the LLC Agreement.

Section 2.01 – Authorized Shares

•	Deephaven Holdings has the authority to issue one-hundred (100) Shares.

•	Knight has been issued (and currently holds) fifty-one (51) Shares.

•	Deephaven Partners has been issued (and currently holds) forty-nine (49) Shares.

•

If a Change of Control of Knight Capital Group, Inc. occurs prior to December 31, 2012, Deephaven Partners has the option (exercisable within one year but no later than December 31, 2012) to cause Knight to transfer two Shares to Deephaven Partners such that, following the exercise of such option, forty-nine (49) Shares will be owned by Knight and fifty-one (51) Shares will be owned by Deephaven Partners.

Section 6.02 – Board of Managers

•	Except as set forth in the LLC Agreement or as reserved under Delaware law to the Members, Deephaven Holdings’ business shall be managed through a Board of Managers.

•	Initially, the Board of Managers will consist of seven (7) Managers (reduced to five (5) individuals if Deephaven Partners owns 51% of the Shares).

•	Deephaven Partners – appoints three (3) Managers to the Board of Managers (Deephaven Partners continues to appoint three (3) Managers if it owns 51% of the Shares).

•	Knight – appoints four (4) Managers to the Board of Managers (unless Knight owns 49% of the Shares in which case it will have the right to appoint two (2) Managers).

•	Each Manager is entitled to one (1) vote on all matters before the Board of Managers.

•	The Board of Managers appoints the President and Chief Executive Officer of Deephaven Holdings and all other executive officers by “Supermajority Vote of Managers”.[2]

•	Three (3) Managers constitute a quorum for meetings of the Board of Managers (except for matters which require a Supermajority Vote of Managers, in which case four (4) Managers constitute a quorum).

•	In the event the Board of Managers is evenly divided on any matter, such matter shall be referred to Deephaven Holdings’ Members for decision and approval.

Section 6.03 – President and Chief Executive Officer

•	The President and Chief Executive Officer of Deephaven Holdings has the responsibility for managing Deephaven Holdings’ business on a day-to-day basis.

Section 6.04 – Required Approvals

The following actions require a Supermajority Vote of Managers:

•

merge or consolidate with, purchase all or any substantial part of the assets of, make or agree to make capital contributions to or investments in, or otherwise acquire any securities, interest or ownership in, any person, joint venture, firm, corporation or division thereof involving the expenditure of more than $1,000,000 for any individual transaction or series of related transactions or an aggregate of $2,000,000 in any 12-month period;

•	sell all or a significant portion of the assets of Deephaven Holdings;

•	dissolve or liquidate Deephaven Holdings;

•

unless approved by the Board of Managers or otherwise by the LLC Agreement, enter into, amend or terminate any agreement or contract involving aggregate expense for Deephaven Holdings in excess of $2,500,000;

•	make any aggregate operating or capital expenditures of more than $2,000,000 for any individual transaction or series of related transactions or $4,000,000 in the aggregate in any 12-month period;

•	change the nature of the Business or enter into any new line of business except for expansion into new trading strategies for the Funds;

[2]	“Supermajority Vote of Managers” means (i) if there are seven (7) Managers on the Board of Managers, then five (5) Managers, and (ii) if there are five (5) Managers on the Board of Managers, then four (4) Managers.

•	except as provided by the LLC Agreement, determine the amount and timing of any distribution to be made to the Members by Deephaven Holdings;

•	except as otherwise expressly provided in the LLC Agreement or except for any amendments to certain deferred compensation plans, enter into any affiliate transaction;

•	create any lien, mortgage or other encumbrance on the property or assets of Deephaven Holdings in excess of $2,000,000;

•

incur indebtedness; provided, however, that Deephaven Holdings may lend or advance (on commercially reasonable terms) up to $1,000,000 to any one employee (but not Smith, Nunn or Vasundhra) and up to $2,500,000 in the aggregate to all employees of Deephaven Holdings (but not Smith, Nunn or Vasundhra);

•	with certain exceptions, incur indebtedness for borrowed money in excess of $1,000,000;

•

enter into or terminate an employment agreement or arrangement with (i) any of Smith, Vasundhra, or Nunn or (ii) any individual whose proposed guaranteed annual compensation, including without limitation, salary, guaranteed bonuses and the value of all benefits to be received under such employment agreement, is in excess of $2,500,000 (provided that the approval of Super-Majority of the Managers shall be required for the termination of any employee where the aggregate value of all severance payments and any other payments or benefits paid in connection with, or after, such termination exceeds $2,500,000);

•	lease any real property or personal property for (A) an annual lease payment in excess of $1,000,000 or (B) aggregate lease payments in excess of $5,000,000;

•

engage in any transaction or series of transactions which results in the incorporation of Deephaven Holdings or any other material change in organizational form or causes Deephaven Holdings to lose its status as a partnership for any tax purposes;

•

except for certain exceptions, accept any contribution to the capital of Deephaven Holdings or (A) issue or sell or (B) purchase or redeem, in each case, by Deephaven Holdings, any Shares in Deephaven Holdings or any options, warrants or other rights to purchase any such Shares or any securities convertible or exchangeable for such Shares or otherwise change the issued and outstanding capitalization of Deephaven Holdings;

•	file any petition under a bankruptcy law by or on behalf of Deephaven Holdings;

•	make any decision regarding the admission of any new Member to Deephaven Holdings resulting from any issuance or sale by Deephaven Holdings of any Shares in Deephaven Holdings or otherwise;

•	change the independent auditors or accountants of Deephaven Holdings;

•	make any material change with respect to the accounting policies, methods or practices of Deephaven Holdings, except as otherwise required by GAAP; and

•	the appointment or removal without cause of any executive officer of Deephaven Holdings.

Section 6.05 – Consultation of the Board – The following actions shall not be taken unless each is preceded either by (x) approval by a majority of the Managers following the holding of a meeting of the Board of Managers or (y) the unanimous written consent of the entire Board of Managers:

•

entering into an employment agreement with annual compensation, to the extent such compensation is not reasonably expected to be reimbursed to Deephaven Holdings by the Funds in the ordinary course of business and in accordance with the governing documents of the Funds, is reasonably expected to be in excess of $500,000; and

•	the approval of, or material changes to, Deephaven Holdings’s annual budget.

Section 9.01 – Transfer Restrictions

•

No Member may transfer any Shares (or any interest therein) without the prior written consent of each of the Members (except that Knight is permitted to transfer its Shares to any of Knight Capital Group, Inc.’s wholly-owned direct or indirect subsidiaries).

Section 9.05 – Approved Sale – Each Member is required to vote for and raise no objection against the sale of Deephaven Holdings to a third party (each an “Approved Sale”):

•	which is approved by at least 75% of the Shares; or

•	is approved by Deephaven Partners and pursuant to which the aggregate consideration payable in respect of the membership interests is equal to or greater than $450 million in cash.

In the case of any proposed Approved Sale approved by Deephaven Partners (as set forth in the second bullet above), Knight shall have a right of first refusal to be the acquiring party in such transaction at the same price and on the same terms and conditions as the terms of such proposed Approved Sale.

Section 10.01 – Dissolution – Deephaven Holdings shall be dissolved upon the earlier of:

•	the dissolution, liquidation or final adjudication as bankrupt or the filing of a voluntary petition in bankruptcy of Deephaven Partners; and

the mutual written consent thereto of all of the Members.